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                            May 25, 2021

       Marc Smernoff
       Chief Financial Officer
       Americold Realty Trust
       10 Glenlake Parkway
       Suite 600, South Tower
       Atlanta, GA 30328

                                                        Re: Americold Realty
Trust
                                                            Form 10-K for
Fiscal Year Ending December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-34723

       Dear Mr. Smernoff:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ending December 31, 2020

       Item 9A. Controls and Procedures, page 109

   1. Please amend your filing to include your conclusion on the effectiveness of your disclosure controls and
procedures. Please refer to Item 307 of Regulation S-K.
       Item15. Exhibits, Financial Statements and Schedules, page 115

   2. Please tell us how you complied with Item 601(b)(22) of Regulation S-K, or tells us how you determined it was
not necessary to include Exhibit 22 listing each subsidiary
                                                        guarantor, issuer or
co-issuer.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Marc Smernoff
Americold Realty Trust
May 25, 2021
Page 2

        You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding our comments or with any other questions.



FirstName LastNameMarc Smernoff                          Sincerely,
Comapany NameAmericold Realty Trust
                                                         Division of
Corporation Finance
May 25, 2021 Page 2                                      Office of Real Estate
& Construction
FirstName LastName